Exhibit 99.1

October 21, 2019

Lithium Americas Appoints Dr. Yuan Gao
to Board of Directors

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) today announced the appointment of Dr. Yuan Gao to its Board of Directors.

“We are pleased to welcome Dr. Gao to Lithium Americas' Board of Directors,” commented George Ireland, Lithium Americas' Chairman. “Dr. Gao’s years of operating experience and relationships in the lithium and battery industry will be a strong asset to the Lithium Americas board as we advance construction of Cauchari-Olaroz and evaluate financing options for Thacker Pass, including a potential joint venture partner.”

Dr. Gao is Vice-Chairman of the board of directors of Qinghai Taifeng Pulead Lithium-Energy Technology Co. Ltd. (“Pulead”) one of China’s leading lithium-ion battery cathode producers and a key player in the lithium-ion battery supply chain. Dr. Gao was previously President and Chief Executive Officer of Pulead and prior to joining Pulead in 2014, Dr. Gao held senior positions with Molycorp Inc. and FMC Corp.’s lithium division. Dr. Gao has a PhD in Physics from the University of British Columbia.

About Lithium Americas:

Lithium Americas is developing the Caucharí-Olaroz lithium project under construction in Jujuy, Argentina through a 50/50 joint venture with Ganfeng Lithium. Lithium Americas owns 100% of the Thacker Pass lithium project located in Nevada and the largest known lithium deposit in the United States. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street
Vancouver, BC, V6C 1E5
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements & Information

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Forward-looking information can be identified by the use of words such as seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: successful development and financing of the Caucharí-Olaroz and Thacker Pass projects; estimates of mineral resources and mineral reserves; and successful operations of the joint venture co-ownership structure.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences, and accordingly, the Company can give no assurance that these assumptions and expectations will prove to be correct. With respect to forward-looking information included in this news release, the Company has made assumptions regarding, among other things: the business relationship between the Company and Ganfeng Lithium; ability to fund, advance and develop the Caucharí-Olaroz and Thacker Pass projects; and estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves. Forward-looking information also involves known and unknown risks that may cause actual results to differ materially, these risks include, among others: the Caucharí-Olaroz and Thacker Pass projects may not be funded and developed as planned, and there is uncertainty as to whether there will ever be production at the Caucharí-Olaroz and Thacker Pass projects; risks associated with co-ownership arrangements; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties regarding assumptions underlying such estimates; whether mineral resources will ever be converted into mineral reserves; and volatility in general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion and analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.